SECURITIES [illegible] ON

09058805

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-26740

Securities and Exchange Commission
RECEIVED
MAR 02 2009
Office of Compliance Inspection and Examinations

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
National Financial Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane, MZ ZE7F
(No. and Street)

Boston	Massachusetts	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Lux — 617-392-2227
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	NY	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

NATIONAL FINANCIAL SERVICES LLC
(SEC I.D. No. 8-26740)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
National Financial Services LLC:

We have audited the accompanying consolidated statement of financial condition of National Financial Services LLC and subsidiaries (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of National Financial Services LLC and subsidiaries at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

NATIONAL FINANCIAL SERVICES LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(In thousands)

ASSETS

Cash	$	44,225
Cash and securities segregated under federal regulations (includes securities of $7,398,870)		16,523,308
Securities borrowed		3,568,196
Securities received as collateral		233,441
Receivable from brokers, dealers and clearing organizations		858,598
Receivable from customers, net of allowance of $38,402		6,370,214
Securities owned—at fair value ($179,464 pledged as collateral)		2,764,371
Resale agreements		407,221
Furniture, office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $70,955		61,091
Other assets		204,956
TOTAL ASSETS	$	31,035,621

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Securities loaned	$	985,372
Obligation to return securities received as collateral from affiliate		233,441
Payable to brokers, dealers and clearing organizations		2,552,899
Payable to customers		22,993,532
Securities sold, but not yet purchased—at fair value		356,759
Repurchase agreements		130,911
Payable to affiliate		22,259
Accrued expenses and other liabilities		659,403
Total liabilities		27,934,576
MEMBER'S EQUITY		3,101,045
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	31,035,621

See notes to consolidated statement of financial condition.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated statement of financial condition includes the accounts of National Financial Services LLC ("NFS") and its wholly owned subsidiaries, Correspondent Services Corporation ("CSC") and Combined Collateral LLC (collectively referred to as the "Company"). All material intercompany transactions and balances have been eliminated.

Description of Business—The Company is wholly owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly owned subsidiary of FMR LLC ("FMR"). NFS is a registered broker-dealer, a member of various national and regional stock exchanges, and is licensed to trade on the New York Stock Exchange, Inc. NFS provides a wide range of securities related services to a diverse customer base primarily in the United States. The Company's customer base includes institutional and individual investors, other broker-dealers and corporations, all of which effect transactions in a wide array of financial instruments. NFS engages in brokerage, clearance, custody and financing activities for which it receives fees from a diverse group of correspondent brokers and dealers. NFS also trades on a proprietary basis for itself and the correspondent firms for which it clears.

Securities Transactions—Proprietary inventory transactions and the related principal transactions revenues are recorded on a trade date basis. Securities owned are reported at fair value and any fluctuations are reported as a component of principal transactions.

Customer Transactions—Receivable from and payable to customers include amounts related to both cash and margin transactions. The Company records customer transactions on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and clearing fees and related expenses are recorded on a trade date basis. The Company's customer base is monitored through a review of account balance aging and assessment of customer financial condition. An allowance against doubtful receivables is established through a combination of specific identification of accounts and percentages based on aging. Commission revenue is presented net of correspondent payouts. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying Consolidated Statement of Financial Condition.

Brokerage and Customer Related Interest and Dividends—NFS collects and distributes introducing brokers' customer related interest pursuant to their clearing agreements. Additionally NFS recognizes interest and dividend income and incurs interest and dividend expense from various sources such as collateralized securities transactions, proprietary trading activities and overnight sweep deposits.

Use of Estimates—Preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions regarding the outcome of litigation and other matters that affect the reported amounts and the disclosure of contingencies in the consolidated statement of financial condition. Actual results could differ from these estimates.

Cash— For the purposes of reporting cash flows and amounts in the Consolidated Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Consolidated Statement of Financial Condition.

Furniture, Office Equipment and Leasehold Improvements—Depreciation of furniture and office equipment is computed on a straight-line basis using estimated useful lives which range from three to five years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of their useful lives or the life of the lease.

Income Taxes—As single-member limited liability companies, NFS and Combined Collateral LLC are disregarded as entities separate from their owner and the operations are included in the federal and state income tax returns of the Parent. Therefore, the Company has no income tax expense/benefit or tax assets/liabilities except with regards to CSC. CSC accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*" which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax basis of assets and liabilities.

Collateralized Securities Transactions—Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest and are presented on a net-by-counterparty basis, where permitted by accounting principles generally accepted in the United States of America. These agreements are generally collateralized by U.S. government and government agency securities. It is the Company's policy to take possession of securities purchased under resale agreements with a market value in excess of the principal amount loaned plus accrued interest to collateralize these transactions. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. This collateral is valued daily and the Company or the counterparty may be required to deposit additional securities or return securities pledged when appropriate. A portion of securities obtained as collateral under resale agreements are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. In non-cash loan versus pledge securities transactions, the Company, as lender, records the collateral received as both an asset and as a liability, recognizing the obligation to return the collateral to the borrower. The Company monitors the market value of securities borrowed and loaned, with excess collateral retrieved, or additional collateral obtained, when deemed appropriate.

Interest related to collateralized securities transactions is recorded on an accrual basis.

Recent Accounting Pronouncements—In June 2006, the FASB issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. In December 2008, the FASB issued FASB Staff Position ("FSP") FIN48-3 which defers the effective date of FIN 48 for certain non public enterprises to the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected the deferral under the FSP but does not expect FIN 48, when adopted, to have a material effect on the Company's consolidated statement of financial condition. Currently the Company evaluates uncertain tax positions under SFAS No. 5, "*Accounting for Contingencies*."

In December 2007, the FASB issued SFAS No. 141(R), "*Business Combinations*" ("SFAS 141(R)"). SFAS 141(R) requires the acquiring entity in a business combination to recognize the full fair value of assets acquired and liabilities assumed in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; requires expensing of most transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) applies to all transactions or other events in which the Company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority interest veto rights. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In February 2008, the FASB issued FSP 157-2, *"Effective Date of FASB Statement No. 157"* ("FSP 157-2"), which delays the effective date of SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157") for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of these delayed provisions on January 1, 2009 did not have a material impact on the Company's consolidated statement of financial condition.

In October 2008, the FASB issued FSP 157-3, *"Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active"* ("FSP 157-3"), which provided additional interpretative guidance on the application of SFAS 157. FAS 157-3 was effective upon issuance, including for prior periods for which the consolidated statement of financial condition has not yet been issued. The issuance of interpretative guidance on the application of SFAS 157 did not have a material impact on the Company's consolidated statement of financial condition.

Fair Value of Financial Instruments— SFAS 157 as adopted by the Company on January 1, 2008, defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in their measurements. Assets, including cash, resale agreements, securities borrowed, receivables, and other assets, are carried at amounts which approximate fair value. Securities owned and securities sold, but not yet purchased are recorded at fair value using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments. Securities loaned, repurchase agreements, accrued expenses, payables and other liabilities are carried at amounts which approximate fair value.

In February 2007, the FASB issued SFAS No. 159 "*The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS 159 permits an entity to elect to measure various types of financial instruments and certain other items at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 requires that a business entity report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date. SFAS 159 was adopted by the Company on January 1, 2008, however the Company has not made any elections for fair value reporting of eligible items under such standard as of December 31, 2008.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

Cash and securities segregated under federal regulations consist of the following:

Interest bearing cash deposits	$	6,004,863
Certificates of deposit		3,000,000
Government securities		4,398,870
Resale agreements		3,119,575
	$	16,523,308

3. FAIR VALUE MEASUREMENTS

The Company's securities owned and securities sold, but not yet purchased consist of the following:

Securites owned - at fair value:		
Money Market Funds	$	1,922,907
Certificates of Deposit		293,940
Debt:		
Corporates		232,496
U.S. Government and Agency		136,585
Municipals		134,970
Equities		23,884
Other		19,589
Total	$	2,764,371

Securites sold, but not yet purchased - at fair value:

Debt:		
U.S. Government and Agency	$	279,042
Corporates		44,130
Municipals		6,309
Equities		26,467
Other		811
Total	$	356,759

In accordance with SFAS 157, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1- Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability; and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, certain residential and commercial mortgage related assets (including loans, securities and derivatives), and long-dated or complex derivatives including certain foreign exchange options).

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities segregated under federal regulations	$4,398,870	$3,000,000	$ -	$ 7,398,870
Securities received as collateral	233,441	-	-	233,441
Securities owned	193,208	2,571,163	-	2,764,371
Liabilities:				
Securities pledged as collateral	$ 233,441	$ -	$ -	$ 233,441
Securities sold, but not yet purchased	279,279	77,480	-	356,759

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, net receivables arising from unsettled trades and the Company's introducing brokers' margin loans.

Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, clearing deposits from introducing brokers, commissions, net payables arising from unsettled trades and amounts payable to the Company's introducing brokers.

5. CONCENTRATIONS OF CREDIT RISK

The Company provides brokerage, clearance, financing and related services to a diverse customer base primarily in the United States, including institutional and individual investors and brokers and dealers, including affiliates. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and counterparties are required to provide additional collateral as necessary.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, NFS is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule") in addition to the rules of FINRA and other principal exchanges of which it is a member. NFS has elected the alternative method permitted by the Rule

which requires that minimum net capital, as defined, be the greater of $1,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2008, NFS had net capital of $2,671,092, which was 26.54% of aggregate debit items and exceeded its minimum requirement by $2,469,785.

7. TRANSACTIONS WITH AFFILIATED COMPANIES

The Company earned clearing fees for executing and clearing securities transactions on a fully disclosed basis for Fidelity Brokerage Services LLC ("FBS") and mutual funds managed by an affiliate, respectively.

NFS collects and distributes Fidelity Brokerage Services LLC's ("FBS") customer related interest pursuant to their clearing agreement.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with FBS which are settled directly. Payable to affiliate represents the amounts due to FBS based on their clearing agreement. The payable to FBS is $22,259 at December 31, 2008. Receivable from FMR of $8,291 is included in other assets on the Consolidated Statement of Financial Condition.

The Company entered into non-cash loan versus pledge securities transactions with FBS. The fair value of the collateral was $233,441 at December 31, 2008.

8. EMPLOYEE BENEFIT PLANS

The Company participates in FMR's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plan are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR share based compensatory plans and is assessed a compensation charge that is amortized over the period in which it is earned. The FMR share plans are accounted for as share appreciation rights and provide holders with participation in changes in FMR's Net Asset Value per share over their respective terms. These plans are cash-settled at the end of their defined term or in the event employee participants are no longer eligible holders. The accumulated value of these plans including certain additional cash bonuses on select plans is amortized over the applicable vesting periods with a charge to employee compensation and benefits expense.

9. EXIT COSTS

The Company accounts for exit costs in accordance with SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*" which generally fall into two categories, severance related costs and costs to terminate contracts, including leases.

The Company recognizes expense and records the associated liability for exit activities when such activity has been approved by FMR management, communicated to the affected population or counterparty, and determined to be unlikely that significant changes to the plan will occur or that the plan will be withdrawn.

At December 31, 2008, the Company's liability related to exit costs totaled $18,726.

10. COMMITMENTS AND CONTINGENCIES

Assets Pledged and Other Secured Transactions—In the normal course of business, the Company executes, settles and finances customer, correspondent and proprietary securities transactions. Customer and correspondent transactions include the sale of securities sold, but not yet purchased (short sales) and the writing of options. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company seeks to control the risks associated with its customer and correspondent activities by requiring customers and correspondents to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade date customer and correspondent exposure and collateral values daily and requires customers and correspondents to deposit additional collateral or reduce positions when necessary.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation to purchase securities sold, but not yet purchased may exceed the amount recognized in the Consolidated Statement of Financial Condition.

In the normal course of business, the Company borrows and lends securities to finance securities transactions and to facilitate the settlement process. In loaning securities, the Company utilizes securities owned by customers collateralizing margin debt and securities borrowed.

Liabilities to other brokers and dealers related to unsettled transactions (e.g., securities failed to receive) are recorded at the amounts for which the securities were acquired and are paid upon the receipt of securities from the other brokers and dealers.

The Company seeks to control the risks associated with these transactions by establishing and monitoring credit limits for significant counterparties for each type of transaction and monitoring collateral and transaction levels daily.

Guarantees - FASB Interpretation No 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" ("FIN 45") requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these arrangements.

Collateral—At December 31, 2008, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was approximately $16,308,795. This collateral was generally obtained under reverse repurchase, securities borrowed or margin lending agreements. Of these securities received as collateral, those with a fair value of approximately $5,643,038 were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales or to satisfy margin requirements with the Options Clearing Corp.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received from FBS and a related obligation to return this collateral. The collateral had a fair value of $233,441 at December 31, 2008.

Leases— The Company occupies office space under noncancelable operating leases expiring at various dates through 2016. Future minimum rentals under these leases are $12,735, $12,740, $12,754, $8,181 and $3,325 for each of the years ending December 2009 through December 2013, respectively, and $9,555 thereafter. Certain leases contain escalation clauses and renewal options.

Risks and Uncertainties—The Company generates a significant portion of its revenues by providing securities trading, brokerage and clearing activities to domestic customers. Revenues for these services are transaction based. As a result, the Company's revenues could vary based on the performance of financial markets around the world. The Company's financing is sensitive to interest rate fluctuations that may have an impact on the Company's profitability.

Litigation—In the normal course of business as a clearing broker-dealer, the Company has been named as a defendant in several legal actions and lawsuits. The Company reviews such actions and lawsuits on a case by case basis and establishes its reserves in accordance with SFAS No. 5, "*Accounting for Contingencies*." Although the ultimate outcome of these actions cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such actions will not have a material adverse effect on the financial condition or results of operations of the Company.

The Company has been sued in a number of arbitration cases filed by former customers of a correspondent firm for which the Company provided clearing services and which is now out of business. The customers claim that the collateralized mortgage obligations (CMO) investments were unsuitable and that there were problems with pricing and margin loans made by the Company. The Company intends to defend these cases vigorously.

Letters of Credit—At December 31, 2008, the Company had unsecured letters of credit outstanding of approximately $100,000. Letters of credit approximating $78,470 were used as collateral for securities borrowed with a market value of approximately $75,421 and the remaining letters of credit were used primarily to satisfy margin requirements.

Other—The Company has entered into multiple overnight, uncommitted, unsecured bank loans with large financial institutions. These loans are drawn down periodically to satisfy the daily operating needs of the Company and there were no balances outstanding at December 31, 2008. On October 10, 2008, the Company entered into an uncommitted $1,000,000 line of credit with FMR. There were no amounts drawn down during the year. On September 29, 2005, FMR approved a subordinated loan facility for $1,000,000 to be used by NFS. There were no borrowings under this facility during the year. The Company has not asked for approval from FINRA so the loan facility cannot be used for capital purposes at this time.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

National Financial Services LLC
2 Seaport Lane ZE7F
Boston, MA 02210

In planning and performing our audit of the consolidated financial statements of National Financial Services LLC ("NFS") and subsidiaries (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP